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David C. Lowance, Jr.	Direct Dial: 404-881-4788	E-mail: david.lowance@alston.com

August 4, 2010

VIA EDGAR and UPS Overnight Delivery

Mr. Geoffrey Kruczek

Attorney, Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	FARO Technologies, Inc.

Form 10-K for the fiscal-year ended December 31, 2009

Filed February 26, 2010

File No. 000-23081

Dear Mr. Kruczek:

We are in receipt of your letter dated July 21, 2010 addressed to our client, FARO Technologies, Inc. (the “Company”). At the request and on behalf of the Company, we hereby submit the Company’s responses to the Staff’s comments below. These comments have been prepared by the Company with our assistance.

Unless the context requires otherwise, references to we, our, us or the Company refer to FARO Technologies, Inc.

Comment

General

1.	We note the reference on page 28 to your 2007 registered direct offering on Form S-3. Please tell us where you filed the exhibit required by Regulation S-K Item 601(b)(5) in connection with that offering under that shelf registration statement. See Question 212.05 of our Securities Act Rules Compliance and Disclosure Interpretations, available on our website at http://www.sec.gov/divisions/corpfin /guidance/securitiesactrules-interps.htm.

Atlanta • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

Mr. Geoffrey Kruczek

August 4, 2010

Response

The legality opinion rendered by Foley & Lardner LLP in connection with the 2007 registered direct offering on Form S-3, effective July 31, 2007, was filed as Exhibit 5.1 to the Post-Effective Amendment No. 1 to Form S-3, filed on July 17, 2007. However, a subsequent unqualified opinion of counsel was not filed, although an opinion was issued to the purchaser(s) of the shares in connection with the offering. The Company will arrange to have an unqualified opinion of counsel filed.

Comment

2.	From the disclosure on page 15 of your definitive proxy statement regarding the annual “assessment” your Governance and Nominating Committee performs, it is unclear whether that committee or your board actually considers diversity in identifying nominees. Please tell us and revise future filings to clarify whether, and if so how, your Governance and Nominating Committee and board considers diversity in identifying nominees for directors.

Response

Annually, the Governance and Nominating Committee reviews with the Board of Directors of the Company (the “Board”) the experience, skills, judgment, reputation and qualifications expected of Board members. FARO does consider diversity of its Board in these assessments, including gender, ethnicity, education, experience and leadership qualities of Directors or candidates for the Board. The same criteria are used by the Governance and Nominating Committee and the Board when identifying potential director nominees. We will revise our future filings to describe more fully how the Governance and Nominating Committee and the Board consider diversity in identifying director nominees.

Attached please find a written statement from the Company acknowledging its responsibility for the adequacy and accuracy of the disclosure in the filing and the other matters noted in your letter.

Sincerely,

/s/ David C. Lowance, Jr.
David C. Lowance, Jr.

DCL:lrh

July 23, 2010

Mr. Geoffrey Kruczek

Attorney, Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	FARO Technologies, Inc. Form 10-K for the fiscal-year ended December 31, 2009 Filed February 26, 2010 File No. 000-23081

Dear Mr. Kruczek:

In connection with the response to your letter dated July 21, 2010, FARO Technologies, Inc. (the “Company”) hereby acknowledges (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/  Keith Bair

Keith Bair

Senior Vice President and CFO